

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

September 2, 2010

Mr. Philip Manning
Chief Financial Officer
Bullion Monarch Mining, Inc.
Bullion Monarch Mining, Inc. (New)
20 North Main Street, Suite 202
St. George, UT 84770

> **Re: Bullion Monarch Mining, Inc.**
> **Form 10-K/A for the Fiscal Year Ended April 30, 2010**
> **Filed August 24, 2010**
> **Bullion Monarch Mining, Inc. (New)**
> **Form 10/A Filed August 25, 2010**
> **File No. 1-03896 & 0-54045**

Dear Mr. Manning:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief